UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of December 2015

JACADA LTD.
(Translation of registrant’s name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

In compliance with the regulations promulgated under the Israeli Companies Law, 5759 – 1999, or the Companies Law, and its articles of association, or the Articles, Jacada Ltd., or the Company, published a notice in Israeli newspapers on December 11, 2015 that its annual general meeting of shareholders, or the Meeting, will be held on Friday, January 15, 2016 at the Company’s headquarters, 11 Shenkar St., Entrance 4, P.O. Box 12175, Herzliya Pituach 46725, Israel at 9:00 a.m. Israel time, and that the record date for the determination of the holders of Jacada’s ordinary shares entitled to vote at the Meeting will be December 16, 2015. At the Meeting, the shareholders will be asked to vote on the following proposals:

(1) Election to the Company’s Board of Directors, or the Board, of either (i) Mr. Ohad Zuckerman (the nominee recommended by the Board) or (ii) Mr. Jeffrey Smith (a nominee proposed by two affiliated shareholders, Kinetic Catalyst Partners LLC and Mr. Robert Ashton), to serve as an external director under the Companies Law and as a Class I director under the Articles for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due qualification of his successor.

(2) Election to the Board of either (i) Mr. Barak Gablinger (the nominee recommended by the Board) or (ii) Mr. Robert Ashton (the nominee of two affiliated shareholders, Kinetic Catalyst Partners LLC and Mr. Ashton), to serve as a Class I director under the Articles for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due qualification of his successor.

(3) Election to the Board of Mr. Ofer Timor (a nominee recommended by the Board), to serve as an unclassified director under the Articles for a one year term, until the next annual general meeting of shareholders and until the due qualification of his successor.

(4) Payment of a $100,000 cash bonus, and the accelerated vesting of options to purchase 50,000 ordinary shares, par value NIS 0.04 of the Company, or Ordinary Shares, to or for (as appropriate) Mr. Guy Yair, the Company’s co-CEO.

(5) Grant of options to purchase 30,000 Ordinary Shares to each of (i) the nominees elected to the Board pursuant to each of Proposals (1) and (2), respectively, (ii) Mr. Ofer Timor (assuming that he is elected as a director at the Meeting pursuant to Proposal (3)) and (iii) Ms. Tzvia Broida, a current external director of the Company, pursuant to the Company’s 2012 Share Option and Incentive Plan.

(6) Approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2015 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the audit committee of the Board.

At the Meeting, the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2014 will also be presented to, and considered by, the Company’s shareholders.  The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board has unanimously approved the above proposals and recommends that you vote in favor thereof. In the case of Proposals 1 and 2, the Board unanimously recommends that you vote in favor of the election of Mr. Ohad Zuckerman and Mr. Barak Gablinger, respectively.

The presence in person or by proxy of two or more shareholders possessing at least at least 33 1/3% of the Company’s voting power will constitute a quorum at the Meeting. In the absence of a quorum within one half-hour of the scheduled time for the Meeting, the Meeting will be adjourned for one week and will be held on Friday, January 22, 2016 at the same time and place. At such adjourned meeting, if within one half -hour from the time designated for the meeting a quorum is not present, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. Approval of each of the above proposals requires the affirmative vote of a majority of the ordinary shares present (in person or by proxy) and voting (not including abstentions) at the Meeting (or at any adjournment thereof). In addition to the simple majority described in the previous sentence, the election of either nominee to serve as an external director under Proposal 1, and the approval of the compensation payable to Mr. Yair under Proposal 4, also requires that either:

•
the majority voted in favor of the election of that nominee or the payment of the compensation to Mr. Yair (as applicable) includes a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest (in the case of Proposal 1, other than a personal interest that does not derive from a relationship with a controlling shareholder) in the election of that nominee or the payment of the compensation (respectively) that are voted at the Meeting, excluding abstentions; or

•
the total number of ordinary shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the election of that nominee or the payment of the compensation to Mr. Yair does not exceed two percent (2%) of the aggregate voting rights in the Company.

All shareholders are cordially invited to attend the Meeting in person. Following the record date for the Meeting, the Company will send to its shareholders a proxy statement further describing the proposals listed herein. That proxy statement and a related proxy card will be furnished to the Securities and Exchange Commission , or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov . The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on December 20, 2015 at the registered office of the Company, 11 Shenkar St. Entrance 4, Herzliya 46725, Israel, from Sunday to Thursday, 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-9-952-5900.

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign that proxy card and return it promptly in the pre-addressed envelope that will be provided, so as to be received not later than forty eight (48) hours in advance of the Meeting (unless that requirement is waived by the Chairman of the Meeting in accordance with the Articles). No postage will be required if it is mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company. Shareholders who attend the Meeting in person may revoke their proxies and vote their ordinary shares at the Meeting.

If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares (including via www.proxyvote.com) or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, 11 Shenkar St., P.O. Box 12175, Herzliya Pituach 46725, Israel, Attention: Oren Shefler, email: oshefler@jacada.com, or by facsimile to +972-9-958-6429, no later than December 26, 2015. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ CAROLINE CRONIN
Name: Caroline Cronin
Title: Chief Financial Officer
Dated: December 11, 2015